Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

08004541

13 August 2008
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917

SEC Mail Processing Section

AUG 19 2008

Washington, DC
111

Gunilla Jensen
Coordinator

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

Dear Sirs,

SEC File Number 82-34793

SUPPL

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange No 13/2008.

Yours sincerely,
Coloplast A/S

Gunilla Jensen
Corp. Communications & IR

PROCESSED
AUG 29 2008
THOMSON REUTERS

Encls.

Announcement No. 13/2008
13 August 2008

SEC Mail Processing
Section

AUG 19 2008

Washington, DC

Ownership

Coloplast has today received the following announcement from one of the company's main shareholders, the foundation Aage og Johanne Louis-Hansens Fond:

- - - - -

Announcement regarding ownership

The main shareholder Aage og Johanne Louis-Hansens Fond has announced the following concerning its holdings in Coloplast A/S:

- Aage og Johanne Louis-Hansens Fond will, if necessary, participate in share buy-back programmes to ensure that the foundation's share of the capital will be between 10-11%.

- Aage og Johanne Louis-Hansens Fond intends to own up to 11% of the share capital of Coloplast A/S.

- Aage og Johanne Louis-Hansens Fond now owns 9.57% of the capital via its ownership of DKK 3,600,000 A shares and DKK 18,427,750 B shares in Coloplast.

The policies announced will be revised and published if legislation in force is changed, if owners of A shares transfer shares mutually, or if Aage og Johanne Louis-Hansens Fond should receive a significant number of shares as a gift or by inheritance. Under all circumstances, Aage og Johanne Louis-Hansens Fond will in 2014 decide if to revise the policies.

On behalf of the board
Niels Peter Louis-Hansen
Chairman of the board

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Aage og Johanne Louis-Hansens Fond owns 720,000 A shares as well as 3,685,550 B shares corresponding to 13.88% of the voting rights in the company.

Coloplast is currently running a share buy-back programme of up to DKK 1 billion during 2008 and 2009. As of August 8, 2008 DKK 441 million have been utilised under the programme and the company's own holdings amount to 2,990,722 B shares.

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1665
E-mail dklsk@coloplast.com

Ian S.E. Christensen
Head of Investor Relations
Tel. +45 4911 1301
E-mail dkisec@coloplast.com

SEC Mail Processing
Section

AUG 19 2008

Press and the media

Elisabeth Geday
Head of External Relations
Tel. +45 4911 1922
E-mail dkege@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

END